SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82  ☐.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 17, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

By:	/s/ PEDRO TOLL

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$53.9 million for the Fourth Quarter 2004 and
Record Net Income of US$141.7 million for 2004

Fourth Quarter and Year 2004 Financial Highlights

•	Net income in the fourth quarter of 2004 was US$53.9 million, compared to US$33.7 million in the third quarter of 2004, and US$16.2 million in the fourth quarter of 2003.

•	For the year, net income was a record US$141.7 million, compared to US$111.5 million in 2003.

•	During the fourth quarter of 2004, the trade credit portfolio increased 15%, or US$279 million. For the year, the trade credit portfolio increased 25%, or US$431 million.

•	During the fourth quarter of 2004, the credit portfolio in Argentina decreased by US$86 million, or 26%. For the year, the credit portfolio in the country decreased by US$195 million, or 45%.

•

The Argentine credit portfolio at December 31, 2004 was US$240 million, or US$156 million net of allowances for credit losses. During 2004, provision reversals related to the reduction in the portfolio in Argentina amounted to US$104.9 million in 2004, compared to US$48.4 million in 2003.

Panama City, Republic of Panama, February 15, 2005 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or “the Bank”) announced its results for the fourth quarter ended December 31, 2004.

The table below depicts selected key figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP and all figures are stated in U.S. dollars):

Key Figures

	2003	2004	4Q03	3Q04	4Q04

Net Income (In US$million)	$111.5	$141.7	$16.2	$33.7	$53.9
EPS (*)	$3.88	$3.61	$0.41	$0.86	$1.39
Return on Average Equity	23.9%	22.8%	11.2%	21.2%	33.1%
Tier 1 Capital Ratio	35.4%	42.8%	35.4%	43.8%	42.8%
Net Interest Margin	1.87%	1.65%	2.07%	1.74%	1.46%

(*) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, Chief Executive Officer of Bladex stated, “The fourth quarter proved a fitting end to a solid year. In January 2004, we established four main objectives for the year. First, the execution of our commercial strategy, focused around re-leveraging the balance sheet and developing new sources of fee income.  Second, the management of our portfolio in Argentina, an effort geared around completing pending restructurings and maximizing collections. Third, taking capital management action in view of the Bank’s medium-term needs, and fourth, expanding our shareholder base to increase the liquidity of our common stock.

In our view, the quantitative and qualitative results for the year are evidence of significant progress in respect of all four objectives.

Regarding our commercial strategy, the critical job of re-leveraging the balance sheet is well underway.   During the fourth quarter, and in spite of significant reductions in non-trade credits in Argentina, the amount of our total assets reached its highest level since the first quarter of 2003. In addition, the US$1.6 billion in disbursements in the fourth quarter represented an increase of 52% over the activity during the previous quarter.

The figures reflecting the management of our Argentine portfolio speak for themselves. Our success along this front exceeded our expectations.

Regarding capital management, we achieved our objective of maintaining a solid capitalization while providing significant cash flow to our shareholders. Since January 1, 2004, and including the recently announced US$2.00 per share special dividend, we have returned a total of US$144.0 million in equity capital to our shareholders, and still have a balance of US$42.5 million with which to purchase shares in the open market under our US$50.0 million share repurchase program.

We were also glad to see our investor relations efforts pay off handsomely. Average daily trading volumes for the year increased by 42% (152,949 in 2004 vs. 107,535 in 2003). In addition, we had the honor of welcoming a number of prestigious new institutions as shareholders of the Bank.

Beyond these four objectives, Bladex made important headway in a number of different areas. The launching of our new corporate identity, for instance, has resonated well in the market, making a significant contribution to our commercial efforts.

Despite our progress in 2004, we are well aware that we still have work to do, particularly in one important area: the generation of additional fee income. We are focusing our efforts in 2005 accordingly.

The principles behind our work in 2005 remain unchanged: to continue making progress towards our vision of becoming the leading trade finance house in the Latin American and Caribbean region (the “Region”), while creating significant added value for our shareholders, and improving opportunities for people in the Region.

To this end, our priorities for 2005 remain unchanged: executing our commercial strategy, making continued progress with respect to our Argentine portfolio, paying special attention to capital management, and increasing the liquidity of our common stock. We believe Bladex has the skills, clients, contacts, and financial resources to execute accordingly.”

BUSINESS OVERVIEW

The following tables set forth information regarding the Bank’s outstanding credit portfolio and credit portfolio disbursements for the dates and periods indicated.

At December 31, 2004, the Bank’s credit portfolio totaled US$2.9 billion, compared to US$2.7 billion at September 30, 2004, and US$2.8 billion at December 31, 2003.  The US$286 million increase in the credit portfolio in the fourth quarter of 2004 was primarily the result of a US$279 million, or 15%, increase in the Bank’s trade portfolio.  The distribution of the Bank’s credit portfolio is shown on Exhibit VIII.

Credit disbursements during the fourth quarter of 2004 increased by 52% over the third quarter of 2004, to a total of US$1.6 billion.  During 2004, credit disbursements amounted to US$4.6 billion, a 14% increase over 2003.

NET INTEREST INCOME AND MARGINS

The table below shows the Bank’s net interest income, net interest margin (net interest income divided by the average balance of interest-earning assets) and the net interest spread (average yield earned on interest-earning assets, less the average rate paid on interest-bearing liabilities) for the periods indicated:

(In US$ million)

	2003	2004	4Q03	3Q04	4Q04	4Q04A(1)

Net Interest Income	$54.0	$42.0	$13.3	$10.6	$9.1	$10.0
Net Interest Margin	1.87%	1.65%	2.07%	1.74%	1.46%	1.61%
Net Interest Spread	1.23%	0.98%	1.41%	1.02%	0.57%	0.79%

(1) Fourth quarter ratios adjusted exclude the impact of a US$0.9 million one-time payment to preferred shareholders.

4Q04 vs. 3Q04

The decline in net interest income, net interest margin and net interest spread was mainly due to:

(i)

A one-time payment of US$0.9 million to preferred shareholders, which is accounted for as an interest expense under U.S. GAAP.  This payment relates to the US$1.00 per share special dividend paid to common shareholders on October 7, 2004. Pursuant to the terms of the 1986 preferred stock issue, the dividend yield was adjusted to a level equivalent to that of the common shares (the calculation excludes the impact of stock dividends).  Preferred shares with a par value of US$6,092,790 remain outstanding, of which 50% will be redeemed on May 15, 2005, and the balance a year later.

(ii)	A US$1.1 million decrease in interest collections on the impaired Argentine portfolio, resulting from decreasing principal balances.

Partially offsetting these factors in the net interest margin was the effect of higher interest rates on the Bank’s available capital.  The net interest margin, excluding the effect of the one-time additional preferred dividend, was 1.61%.  During January 2005, the Bank’s net interest margin was 1.90%, 44 basis points increase over the net interest margin during the fourth quarter of 2004.

2004 vs. 2003

The decline in net interest income, net interest margin and net interest spread was mainly due to:

(i)	Lower spreads over LIBOR on the Bank’s accruing loan portfolio, resulting from a generally improved risk perception in the Bank’s markets and buoyant U.S. dollar liquidity;

(ii)	The collection of higher-margin non-trade loans; and

(iii)	Decreased interest collections on the impaired Argentine portfolio, resulting from the US$195 million principal reduction in this portfolio.

COMMISSION INCOME

The following table shows the components of commission income for the periods indicated:

(In US$thousands)	2003	2004	4Q03	3Q04	4Q04

Letters of credit	$4,242	$3,894	$794	$1,116	$747
Guarantees:
Country risk coverage business	1,251	1,078	309	285	186
Other guarantees	936	462	145	103	109
Loans and other	1,460	603	347	81	177

Total Commission Income	$7,889	$6,037	$1,595	$1,584	$1,219
Commission Expenses	(443)	(109)	(195)	(15)	(18)

Commission Income, net	$7,446	$5,928	$1,400	$1,569	$1,201

Net commission income for the fourth quarter of 2004 decreased US$368 thousand, or 23%, compared to the third quarter of 2004, mostly due to lower pricing in a highly competitive letter of credit business.

The 20% decline in net commission income during 2004, compared to 2003, was mainly due to: i) a 59% decline in loans and other commission income related to the Bank’s decision to reduce non-trade loan commitments, and to a one-time loan commitment fee of US$344 thousand that was recognized during the first quarter of 2003, and ii) a 17% average volume decrease in letters of credit and guarantees, reflecting risk-based decisions by the Bank, as well as competitive pressure.

PROVISIONS FOR CREDIT LOSSES

During the fourth quarter of 2004, the Bank reversed US$49.7 million in provisions for credit losses, compared to US$23.7 million in the third quarter of 2004.  The US$49.7 million total is reflected in the Bank’s income statement as a US$45.0 million in loan loss provision reversal, and a US$4.7 million provision reversal related to off-balance sheet credit risk.

The US$49.7 million in provision reversals during the fourth quarter of 2004 were mainly the net result of:

(i)	US$53.7 million provision reversals resulting from:

a. Principal payments and prepayments on Argentine restructured loans (US$48.2 million),

b. The sale of Argentine loans that had not been restructured (US$5.0 million), and

c. Recoveries on previously charged-off Argentine loans (US$0.5 million).

(ii)	An increase in specific reserves of US$4.3 million assigned to a Brazilian loan classified as non-accruing during the fourth quarter of 2004.

(iii)	A US$0.2 million net decrease in generic country reserves due to improved country risk.

For the year 2004, provision reversals amounted to US$112.3 million, compared to US$58.9 million in 2003.  The US$112.3 million total is reflected in the Bank’s income statement as a US$111.4 million in loan loss provision reversal, and US$0.9 million in provision reversal related to off-balance sheet credit risk.  During 2004, provision reversals related to Argentina, (included in the US$112.3 million total), amounted to US$104.9 million, and were due to:

(i)	US$92.2 million in payments and prepayments on restructured loans,

(ii)	US$6.4 million in loan recoveries, and

(iii)	US$6.3 million in sales of loans.

In addition, during the year, the Bank decreased US$9.5 million in generic reserves assigned to certain countries mainly due to improved risk levels, and reversed US$2.1 million in specific reserves related to a non-accruing loan in Brazil due to payments received.  These reversals were partially offset by a US$4.3 million increase in specific reserves assigned to a loan in Brazil placed on non-accrual status during the fourth quarter of 2004.

Provision reversals in 2003 amounted to US$58.9 million, and were mainly due to gains on the sale of US$214.5 million (nominal value) of Argentine loans.

OPERATING EXPENSES

The following table shows a breakdown of the components of operating expenses for the periods indicated:

(In US$ thousands)	2003	2004	4Q03	3Q04	4Q04

Salaries and other employee expenses	$11,390	$10,335	$4,298	$2,382	$3,083
Depreciation	1,512	1,298	381	330	272
Professional services	3,147	2,572	984	416	779
Maintenance and repairs	1,166	1,207	335	299	302
Other operating expenses	5,346	5,941	1,813	1,365	1,709

Total Operating Expenses	$22,561	$21,352	$7,812	$4,792	$6,145

4Q04 vs. 3Q04

Salaries and other employee expenses for the fourth quarter of 2004 and the third quarter of 2004 include variable compensation and special severance provisions of US$0.9 million and US$0.3 million, respectively.  Excluding the impact of these provisions, salaries and other employee expenses increased by US$122 thousand, or 6%.  Professional services increased by US$362 thousand, primarily due to legal fees relating to regulatory reporting, rating agencies fees, and project expenses in the area of Human Resources.  Other operating expenses increased by US$345 thousand, reflecting increased marketing activity.

2004 vs. 2003

For the year, operating expenses declined by US$1.2 million, or 5%, mostly due to lower salaries and other employee expenses, depreciation, and professional services.  The 11% increase in other operating expenses was mainly due to higher insurance premiums, and outlays related to new product development, branding, and marketing.

CREDIT PORTFOLIO

The geographic composition of the Bank’s credit portfolio (excluding the non-accruing portfolio) by client type and transaction type as of December 31, 2004, was as follows:

	Brazil	Mexico	Caribbean and Central America	Other South America	Total 31-DEC-04	Total 30-SEP-04	Total 31-DEC-03

Client type
Financial Entities	87%	60%	79%	75%	78%	82%	69%
Non-Financial Entities	13%	40%	21%	25%	22%	18%	31%
Transaction type
Trade	94%	50%	86%	73%	81%	82%	73%
Non-Trade	6%	50%	14%	27%	19%	18%	27%

As of December 31, 2004, 77% of the Bank’s outstanding credit portfolio (excluding the non-accruing portfolio), was scheduled to mature on or before December 31, 2005.  The equivalent figures (portfolio maturing within the next year) as of September 30, 2004 and December 31, 2003, were 83% and 92%, respectively.  The distribution of the Bank’s credit portfolio as of December 31, 2004, was as follows:

Brazilian Exposure

The following table sets forth information regarding the Bank’s Brazilian exposure for the periods indicated:

(In US$ million)

	December 31, 2004				Sep. 30, 2004	Dec. 31, 2003

	Loans	Investment Securities	Contingencies	Total	Total	Total

Nominal Value	$1,054.1	$11.0	$114.8	$1,179.9	$1,122.0	$1,152.6
Fair value adjustments	n.a.	0.4	n.a.	0.4	0.6	1.3

Credit Portfolio	$1,054.1	$11.4	$114.8	$1,180.3	$1,122.6	$1,153.9
Allowance for credit losses	(28.7)	n.a.	(0.5)	(29.3)	(24.2)	(35.1)

Net Exposure	$1,025.3	$11.4	$114.3	$1,151.0	$1,098.4	$1,118.8

During the fourth quarter of 2004, the Bank placed a US$6 million exposure to a Brazilian bank in non-accrual status, of which US$1 million in principal was past due.  The rest of the Bank’s Brazilian portfolio was current on interest and principal.  The credit portfolio in Brazil included another non-accruing restructured loan to a corporation in the amount of US$43 million, which is current in interest and principal, an amount unchanged from September 30, 2004, and compared to US$47 million at December 31, 2003.  As of December 31, 2004, the US$29 million allowance for credit losses allocated to Brazil included a US$19 million specific allowance assigned to these non-accruing loans, compared to US$14 million related to these non-accruing loans at September 30, 2004.

Argentine Exposure

The graph below sets forth information regarding the Bank’s Argentine exposure for the periods indicated:

At December 31, 2004, the Bank’s US$156 million exposure in Argentina, net of the allowance for credit losses, represented 24% of its total stockholders’ equity, compared to 29% at September 30, 2004, and 41% at December 31, 2003.

The Bank’s Argentine net exposure and the components thereof at the dates indicated is presented in the following table:

(In US$ million)

	December 31, 2004				Sep. 30, 2004	Dec. 31, 2003

	Loans	Investment Securities	Acceptances and Contingencies	Total	Total	Total

Nominal Value (“gross portfolio”)	$206.8	$5.3	$32.3	$244.4	$330.9	$439.7
Impairment loss on securities	n.a.	(4.4)	n.a.	(4.4)	(4.4)	(4.6)

Credit Portfolio	206.8	0.9	32.3	240.0	326.5	435.1
Specific allowance for credit losses	(63.2)	n.a.	(20.7)	(83.9)	(148.5)	(195.4)

Net Exposure	$143.6	$0.9	$11.6	$156.1	$178.0	$239.7

The Bank’s credit portfolio in the country is denominated in U.S. dollars (89%) and Euros (11%).

The US$86.5 million reduction in the Argentine credit portfolio during the fourth quarter of 2004 was mainly due to:

(i)	Scheduled repayments of restructured loans of US$12.6 million;

(ii)	Principal loan prepayments in the amount of US$56.1 million;

(iii)	The sale of US$18.8 million (face value) of loans that had not been restructured and were not paying interest; and

(iv)	Changes in value caused by changing foreign currency (Euro) exchange rates (-US$0.9 million).

During 2004, the Bank’s Argentine credit portfolio declined by US$195.1 million, or 45%. This reduction was mainly due to:

(i)	The sale of loans and investment securities totaling US$27.6 million;

(ii)	Payments and prepayments of restructured credits in the amount of US$168.3 million; and

(iii)	Fair value adjustments of investment securities and changes in value caused by changing foreign currency (Euro) exchange rates (-US$0.8 million).

The distribution of the Argentine credit portfolio by industry type at the dates indicated was as follows:

(In US$ million, except percentages)

Industry	Credit Portfolio as of December, 31, 2004%

Non-Financial Entities
Beverage	$11	5%
Food production	13	6%
Mining and oil and gas extraction	37	15%
Utilities	19	8%

Total Non-Financial Entities	$80	33%
Financial Entities
Controlled subsidiaries of major US and European Banks	$40	17%
State owned banks guaranteed by third party paper	51	21%
State-owned banks	69	29%

Total Financial Entities	$160	67%
Total	$240	100%

At September 30, 2004 and December 31, 2003, the Bank had securities purchased under agreements to resell with Argentine counterparties totaling US$30 million and US$132 million, respectively.  These assets were fully collateralized with U.S. Treasury securities, and were classified as U.S. country risk.  By December 31, 2004, the balance on these securities purchased under agreements to resell had been paid in full.

The Bank’s interest payments on Argentine credits are recorded on a cash basis.  The Bank collected interest from Argentine borrowers for US$3 million during the fourth quarter of 2004, compared to US$5 million during the third quarter of 2004, and to US$5 million during the fourth quarter of 2003.  During the fourth quarter of 2004, interest payments received represented 96% of the payments due and payable within the quarter, compared to 100% during the third quarter of 2004, and to 98% during the fourth quarter of 2003.  Although significant amounts of interest have been received on a consistent basis from most of the Bank’s borrowers in the country, the Bank allocates loan loss allowances to this portfolio based on estimated future cash flow projections and other factors.

The composition and maturity profile of the Bank’s remaining Argentine credit portfolio as of December 31, 2004, was as follows:

(In US$ million, except percentages)

	Outstanding as of Dec. 31, 2004		Repayment Schedule

Argentine Credit Portfolio Status		%	2005	2006	2007	2008-2010	Past Due

Performing under original terms	$27	11%	$12	$13	$2	$0	$0

Restructured and performing under renegotiated terms	202	84%	56	60	62	23	0
Neither restructured nor paying interest	11	4%	8	0	0	0	3

Total	$240	100%	$76	$73	$65	$23	$3

The “Restructured and performing under renegotiated terms” portfolio has an average term to maturity of approximately 2 years.  Assets “Neither restructured nor paying interest” as of December 31, 2004, consisted of an obligation from a company in the utilities sector.

ASSET QUALITY

The following table sets forth changes in the Bank’s allowance for credit losses for each of the quarters ended on the dates indicated:

(In US$ million)

	31-DEC-03	31-MAR-04	30-JUN-04	30-SEP-04	31-DEC-04

Allowance for credit losses
At beginning of period	$272.3	$258.3	$236.9	$220.8	$200.0
Provisions (reversals) charged to expense	(9.4)	(21.4)	(17.4)	(23.7)	(49.7)
Credit recoveries (1)	0.0	0.0	1.3	4.6	0.5
Credits written-off against the allowance	(4.6)	0.0	0.0	(1.6)	(11.4)

Balance at end of period	$258.3	$236.9	$220.8	$200.0	$139.5

(1) In 2004, consisted solely of Argentine loan recoveries, which had been charged-off against the allowance for loan losses in previous years.

As of December 31, 2004, the allowance for credit losses and the Bank’s loan and contingencies portfolio on a per country basis were as follows:

(In US$ million)

	September 30, 2004		December 31, 2004		Change (Dec. 31, 2004 vs. Sep. 30, 2004)

	Loans and Contingencies (Nominal Value)	Allowance for credit losses	Loans and Contingencies (Nominal Value)	Allowance for credit losses	Loans and Contingencies (Nominal Value)	Allowance for credit losses

Argentina	$326	$(148)	$239	$(84)	$(86)	$65
Brazil	1,111	(24)	1,169	(29)	58	(5)
Other Countries	1,141	(27)	1,342	(26)	200	1

Total	$2,578	$(200)	$2,750	$(139)	$172	$61

As of December 31, 2004, the Bank had past due loans in principal and interest for US$4 million (one client in Argentina and one in Brazil).  The remainder of the Bank’s credit portfolio is current.

LIQUIDITY

The following table shows the net cash position of the Bank as a percentage of its overall balance sheet and as a percentage of total deposits at the following dates:

	31-DEC-03	30-SEP-04	31-DEC-04

Net cash position (1) / total assets	9.9%	7.8%	5.5%
Net cash position (1) / deposits	35.9%	21.2%	17.4%

(1)The Bank’s net cash position consists of: cash due from banks, plus interest- bearing deposits with banks, less pledged certificates of deposit.

As of December 31, 2004, the Bank’s deposits were US$864 million, compared to US$866 million at September 30, 2004.  Deposits increased 23%, or US$161 million, from a year ago, primarily reflecting new deposits from central and commercial banks in the Region.  The December 31, 2004 liquidity ratios reflect the Bank’s decision to return its liquidity position to historical levels prior to the restructurings in Argentina.

PERFORMANCE AND CAPITAL RATIOS

At December 31, 2004 the number of common shares outstanding was 38.9 million, compared to 39.1 million at September 30, 2004, and compared to 39.4 million at December 31, 2003.  The 224,458 share difference in the number of shares outstanding during the quarter, corresponds mostly to common shares repurchased under the open market share repurchase program.  The Bank repurchased repurchased 461,900 common shares under the repurchase program during 2004.

The following table sets forth the return on average stockholders’ equity and the return on average assets for the periods indicated below:

	2003	2004	4Q03	3Q04	4Q04

ROE (return on average stockholders’ equity)	23.9%	22.8%	11.2%	21.2%	33.1%
ROA (return on average assets)	4.2%	5.8%	2.7%	5.8%	8.8%

Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank’s Tier 1 and Total Capital Ratios at the dates indicated would be as follows:

	31DEC03	30SEP04	31DEC04

Tier 1 Capital Ratio	35.4%	43.8%	42.8%
Total Capital Ratio	36.7%	45.0%	44.1%

RECENT EVENTS

•

New Treasurer – On January 1, 2005, Mr. Gregory Testerman was named Treasurer of the Bank.  Mr. Testerman joins Bladex after a career with Banco Santander and Chase Manhattan Bank, where he served in treasury management roles in the U.S., Asia, and Europe.

•	Quarterly Common Dividends - On January 17, 2005, Bladex a the quarterly cash dividend of US$0.15 per share corresponding to the fourth quarter of 2004.

•	Special Common Dividends - On February 4, 2005, the Bank announced that its Board of Directors authorized a special dividend in the amount of US$2.00 per common share.

Note: Various numbers and percentages set out in this press release have been rounded and, accordingly, may not total exactly.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to executing the Bank’s commercial strategy, progress with respect to the Bank’s Argentine portfolio, capital management actions, increasing the liquidity of the Bank’s common stock and the ability of the Bank to make progress in these areas.   These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows:  a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a contraction of the Bank’s credit portfolio, adverse economic or political developments in the Region, particularly in Brazil or Argentina, which could increase the level of impaired loans in the Bank’s loan portfolio and, if sufficiently severe, result in the Bank’s allowance for credit losses being insufficient to cover losses in the portfolio, unanticipated developments with respect to international banking transactions (including, among other things, interest rate spreads and competitive conditions), a change in the Bank’s credit ratings, events in Brazil or Argentina or other countries in the Region unfolding in a  manner that is detrimental to the Bank, or which might result in adequate liquidity being unavailable to the Bank, the Bank’s operations being less profitable than anticipated, or higher than anticipated equity capital requirements.

ABOUT Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through December 31, 2004, over its 25 years of operations, Bladex had disbursed accumulated credits of over US$129 billion.

For more information, please access our website on the Internet at www.blx.com or contact:

Carlos Yap S.
Senior Vice President, Finance
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box 6-1497 El Dorado
Panama City, Panama
Tel: (507) 210-8581
Fax: (507) 269-6333
e-mail address: cyap@blx.com

Investor Relations Firm
Melanie Carpenter / Peter Majeski
i-advize Corporate Communications, Inc.
80 Wall Street, Suite 515
New York, NY 10005
Tel: (212) 406-3690
e-mail address:  bladex@i-advize.com

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,

	(A) Dec. 31, 2003	(B) Sep. 30, 2004	(C) Dec. 31, 2004	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$ thousands, except percentages)
ASSETS
Cash and due from banks	$868	$877	$687	$(190)	(22)%	$(181)	(21)%
Interest-bearing deposits with banks (1)	253,946	184,500	154,099	(30,401)	(16)	(99,847)	(39)
Securities purchased under agreements to resell	132,022	29,825	0	(29,825)	(100)	(132,022)	(100)
Securities available for sale	48,341	51,064	164,872	113,808	223	116,531	241
Securities held to maturity	29,452	28,353	27,984	(369)	(1)	(1,468)	(5)
Loans	2,275,031	2,121,210	2,441,686	320,476	15	166,655	7
Less:
Allowance for loan losses	(224,347)	(162,230)	(106,352)	55,878	(34)	117,995	(53)
Unearned income	(4,282)	(1,154)	(3,845)	(2,692)	233	437	(10)

Loans, net	2,046,402	1,957,827	2,331,488	373,662	19	285,087	14
Customers’ liabilities under acceptances	29,006	64,854	32,530	(32,324)	(50)	3,524	12
Premises and equipment	4,119	3,450	3,508	59	2	(610)	(15)
Accrued interest receivable	10,931	10,447	15,448	5,001	48	4,517	41
Derivatives financial instruments - assets	2,256	0	0	0	0	(2,256)	(100)
Other assets	6,214	6,296	5,491	(806)	(13)	(723)	(12)

TOTAL ASSETS	$2,563,556	$2,337,494	$2,736,107	$398,614	17%	$172,552	7%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing - Demand	$19,370	$19,731	$22,619	$2,888	15%	$3,249	17%
Interest-bearing - Time	683,585	846,184	841,540	(4,643)	(1)	157,956	23

Total Deposits	702,955	865,915	864,160	(1,755)	(0)	161,205	23
Short-term borrowings	687,214	362,366	704,718	342,352	94	17,504	3
Medium and long-term borrowings and placements	485,516	326,410	403,621	77,211	24	(81,895)	(17)
Acceptances outstanding	29,006	64,854	32,530	(32,324)	(50)	3,524	12
Accrued interest payable	5,432	5,456	6,477	1,021	19	1,046	19
Derivatives financial instruments - liabilities	13,021	0	0	0	0	(13,021)	(100)
Reserve for losses on off-balance sheet credit risk	33,973	37,816	33,101	(4,715)	(12)	(871)	(3)
Redeemable preferred stock	10,946	8,035	7,860	(175)	(2)	(3,086)	(28)
Other liabilities	11,163	54,241	27,509	(26,731)	(49)	16,346	146

TOTAL LIABILITIES	$1,979,227	$1,725,095	$2,079,977	$354,883	21%	$100,750	5%

STOCKHOLDERS’ EQUITY
Common stock, no par value	279,978	279,978	279,978
Capital surplus	133,786	133,817	133,785
Capital reserves	95,210	95,210	95,210
Retained earnings	150,789	185,974	233,701
Treasury stock	(85,310)	(89,365)	(92,627)
Accumulated other comprehensive income	9,876	6,785	6,082

TOTAL STOCKHOLDERS’ EQUITY	$584,329	$612,399	$656,130	$43,731	7%	$71,802	12%

TOTAL LIABILITIES, AND STOCKHOLDERS’ EQUITY	$2,563,556	$2,337,494	$2,736,107	$398,614	17%	$172,552	7%

(1)	Interest-bearing deposits with banks includes pledged certificates of deposit in the amount of US$2.2 million at December 31, 2003 and September 30, 2004, and US$4.2 million at December 31, 2004.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THREE MONTHS ENDED

	(A) Dec. 31, 2003	(B) Sep. 30, 2004	(C) Dec. 31, 2004	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$ thousands, except percentages and per share amounts)

INCOME STATEMENT DATA:
Interest income	$21,522	$18,535	$20,422	$1,887	10%	$(1,101)	(5)%
Interest expense	(8,253)	(7,950)	(11,358)	(3,408)	43	(3,105)	38

NET INTEREST INCOME	13,270	10,585	9,064	(1,521)	(14)	(4,206)	(32)
Reversal of provision for loan losses	14,661	27,413	45,010	17,597	64	30,350	207

NET INTEREST INCOME AFTER REVERSAL OF PROVISION FOR LOAN LOSSES	27,930	37,998	54,074	16,076	42	26,144	94
OTHER INCOME (EXPENSE):
Commission income, net	1,400	1,569	1,201	(368)	(23)	(199)	(14)
Reversal (provision) for losses on off-balance sheet credit risk	(5,127)	(3,683)	4,715	8,398	(228)	9,842	(192)
Derivatives and hedging activities	(199)	24	0	(24)	(100)	199	(100)
Gain on the sale of securities available for sale	0	2,589	0	(2,589)	(100)	0	n.a. (*)
Gain on foreign currency exchange	3	5	7	3	55	5	184
Other income (expense)	38	14	60	46	342	22	60

NET OTHER INCOME (EXPENSE)	(3,886)	518	5,984	5,466	1,055	9,870	(254)
OPERATING EXPENSES:
Salaries and other employee expenses	(4,298)	(2,382)	(3,083)	(701)	29	1,215	(28)
Depreciation of premises and equipment	(381)	(330)	(272)	58	(18)	110	(29)
Professional services	(984)	(416)	(779)	(362)	87	206	(21)
Maintenance and repairs	(335)	(299)	(302)	(3)	1	33	(10)
Other operating expenses	(1,813)	(1,365)	(1,709)	(345)	25	104	(6)

TOTAL OPERATING EXPENSES	(7,812)	(4,792)	(6,145)	(1,353)	28	1,667	(21)
NET INCOME	$16,233	$33,724	$53,913	$20,189	60	$37,680	232

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$16,233	$33,724	$53,913	$20,189	60%	$37,680	232%
PER COMMON SHARE DATA:
Net income, after Preferred Stock dividend	0.41	0.86	1.39
Diluted earnings per share	0.41	0.85	1.38
COMMON SHARES OUTSTANDING:
Period average	39,343	39,310	38,916
PERFORMANCE RATIOS:
Return on average assets	2.71%	5.82%	8.83%
Return on average stockholders’ equity	11.15%	21.18%	33.15%
Net interest margin	2.07%	1.74%	1.46%
Net interest spread	1.41%	1.02%	0.57%
Total operating expenses to total average assets	1.31%	0.83%	1.01%

(*) “n.a.” means not applicable.

EXHIBIT III

SUMMARY CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE YEAR ENDED DEC. 31,

(In US$ thousands, except per share amounts & ratios)	2003	2004

INCOME STATEMENT DATA:
Net interest income	$53,987	$42,025
Reversal of provision for loan losses and off-balance sheet credit risk	58,905	112,271
Commission income, net	7,446	5,928
Derivatives and hedging activities	(7,988)	48
Impairment loss on securities	(953)	0
Gain on the sale of securities available for sale	22,211	2,922
Gain on early extinguishment of debt	789	6
Loss on foreign currency exchange	(382)	(194)
Other income (expense)	42	77
Operating expenses	(22,561)	(21,352)

NET INCOME	$111,496	$141,730

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$111,130	$141,730
BALANCE SHEET DATA:
Securities purchased under agreements to resell	132,022	0
Investment securities	77,793	192,856
Loans, net	2,046,402	2,331,488
Total assets	2,563,556	2,736,107
Deposits	702,955	864,160
Short-term borrowings	687,214	704,718
Medium and long-term borrowings and placements	485,516	403,621
Total liabilities.	1,979,227	2,079,977
Stockholders’ equity	584,329	656,130
PER COMMON SHARE DATA:
Net income, after Preferred Stock dividend	3.88	3.61
Diluted earnings per share	3.88	3.60
Book value (period average)	16.21	15.88
Book value (period end)	14.84	16.87
COMMON SHARES OUTSTANDING:
Period average	28,675	39,232
Period end	39,353	38,897
SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	4.24%	5.82%
Return on average stockholders’ equity	23.91%	22.75%
Net interest margin	1.87%	1.65%
Net interest spread	1.23%	0.98%
Total operating expenses to total average assets	0.86%	0.88%
ASSET QUALITY RATIOS:
Non-accruing loans and investments to total loan and investment portfolio	18.15%	9.75%
Net charge offs to total loan and investment portfolio	5.48%	0.25%
Allowance for loan losses to total loans	9.88%	4.36%
Allowance for loan losses to non-accruing loans	50.43%	41.62%
Allowance for losses on off-balance sheet credit risk to total contingencies	9.39%	10.74%
CAPITAL RATIOS:
Stockholders’ equity to total assets	22.79%	23.98%
Tier 1 capital to risk-weighted assets	35.42%	42.82%
Total capital to risk-weighted assets	36.67%	44.07%

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE YEAR ENDED DEC. 31,

	2003	2004	CHANGE	%

	(In US$ thousands, except percentages)
INCOME STATEMENT DATA:
Interest income	$98,395	$76,152	$(22,243)	(23)%
Interest expense	(44,408)	(34,127)	10,282	(23)

NET INTEREST INCOME	53,987	42,025	(11,962)	(22)
Reversal of provision for loan losses	69,508	111,400	41,892	60

NET INTEREST INCOME AFTER REVERSAL OF PROVISION FOR LOAN LOSSES.	123,495	153,425	29,930	24
OTHER INCOME (EXPENSE):
Commission income, net	7,446	5,928	(1,519)	(20)
Reversal (provision) for losses on off-balance sheet credit risk	(10,603)	871	11,474	(108)
Derivatives and hedging activities	(7,988)	48	8,036	(101)
Impairment loss on securities	(953)	0	953	(100)
Gain on the sale of securities available for sale	22,211	2,922	(19,289)	(87)
Gain on early extinguishment of debt	789	6	(783)	(99)
Loss on foreign currency exchange	(382)	(194)	188	(49)
Other income (expense)	42	77	35	84

NET OTHER INCOME (EXPENSE)	10,562	9,658	(904)	(9)
OPERATING EXPENSES:
Salaries and other employee expenses	(11,390)	(10,335)	1,056	(9)
Depreciation of premises and equipment	(1,512)	(1,298)	213	(14)
Professional services	(3,147)	(2,572)	575	(18)
Maintenance and repairs	(1,166)	(1,207)	(41)	4
Other operating expenses	(5,346)	(5,941)	(595)	11

TOTAL OPERATING EXPENSES	(22,561)	(21,352)	1,209	(5)
NET INCOME	$111,496	$141,730	$30,234	27

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,

	December 31, 2003			September 30, 2004			December 31, 2004

	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	BALANCE	AVERAGE INTEREST	AVG. RATE

	(In US$ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$301,941	$720	0.93%	$217,305	$777	1.40%	$165,364	$800	1.89%
Securities purchased under agreements to resell	132,022	624	1.85	90,393	502	2.17	3,890	24	2.45
Loans, net of discount	1,556,705	12,096	3.04	1,691,634	11,113	2.57	1,894,880	13,824	2.85
Impaired loans	460,126	6,599	5.61	347,789	4,693	5.28	265,552	3,900	5.75
Investment securities	90,135	1,484	6.44	74,670	1,450	7.60	140,458	1,873	5.22

TOTAL INTEREST EARNING ASSETS	$2,540,929	$21,522	3.31%	$2,421,792	$18,535	2.99%	$2,470,144	$20,422	3.24%

Non interest earning assets	$59,504			$58,706			$67,077
Allowance for loan losses	(235,680)			(180,272)			(115,539)
Other assets	8,768			6,614			6,034

TOTAL ASSETS	$2,373,521			$2,306,840			$2,427,717

INTEREST BEARING LIABILITITES
Deposits	$636,163	$1,915	1.18%	$754,364	$3,068	1.59%	$851,046	$4,469	2.05%
Short-term borrowings	513,653	2,138	1.63	449,535	2,006	1.75	485,311	2,918	2.35
Medium and long-term borrowings and placements	546,485	4,200	3.01	368,824	2,876	3.05	332,447	3,971	4.67

TOTAL INTEREST BEARING LIABILITIES	$1,696,301	$8,253	1.90%	$1,572,723	$7,950	1.98%	$1,668,804	$11,358	2.66%

Non interest bearing liabilities and other liabilities	$99,738			$100,714			$111,821
TOTAL LIABILITIES	1,796,038			1,673,437			1,780,625
STOCKHOLDERS’ EQUITY	577,483			633,402			647,092

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,373,521			$2,306,840			$2,427,717

NET INTEREST SPREAD			1.41%			1.02%			0.57%

NET INTEREST INCOME AND NET INTEREST MARGIN		$13,270	2.07%		$10,585	1.74%		$9,064	1.46%

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE YEAR ENDED DECEMBER 31,

	2003			2004

	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE

	(In US$ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$401,159	$4,621	1.14%	$212,801	$2,729	1.26%
Securities purchased under agreements to resell	132,022	2,619	1.96	88,692	1,733	1.92
Loans, net of discount	1,654,002	59,240	3.53	1,795,388	47,055	2.58
Impaired loans	572,812	24,086	4.15	356,278	18,692	5.16
Investment securities	124,686	7,830	6.19	92,051	5,942	6.35

TOTAL INTEREST EARNING ASSETS	$2,884,681	$98,395	3.36%	$2,545,209	$76,152	2.94%

Non interest earning assets	$56,553			$61,213
Allowance for loan losses	(324,758)			(178,513)
Other assets	14,428			7,188

TOTAL ASSETS	$2,630,904			$2,435,097

INTEREST BEARING LIABILITITES
Deposits	$573,348	$7,348	1.26%	$772,060	$11,939	1.52%
Short-term borrowings	604,209	12,050	1.97	533,232	9,388	1.73
Medium and long-term borrowings and placements	872,917	25,009	2.83	401,290	12,800	3.14

TOTAL INTEREST BEARING LIABILITIES	$2,050,474	$44,408	2.14%	$1,706,582	$34,127	1.97%

Non interest bearing liabilities and other liabilities	$115,566			$105,553
TOTAL LIABILITIES	2,166,040			1,812,134
STOCKHOLDERS’ EQUITY	464,864			622,963

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,630,904			$2,435,097

NET INTEREST SPREAD			1.23%			0.98%

NET INTEREST INCOME AND NET INTEREST MARGIN		$53,987	1.87%		$42,025	1.65%

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousands, except percentages & ratios)

	YEAR ENDED DEC 31/03	FOR THE THREE MONTHS ENDED					YEAR ENDED DEC 31/04

		DEC 31/03	MAR 31/04	JUN 30/04	SEP 30/04	DEC 31/04

INCOME STATEMENT DATA:
Interest income	$98,395	$21,522	$19,508	$17,687	$18,535	$20,422	$76,152
Interest expense	(44,408)	(8,253)	(8,186)	(6,632)	(7,950)	(11,358)	(34,127)

NET INTEREST INCOME	53,987	13,270	11,322	11,054	10,585	9,064	42,025
Reversal of provision for loan losses	69,508	14,661	18,338	20,638	27,413	45,010	111,400

NET INTEREST INCOME AFTER REVERSAL OF PROVISION FOR LOAN LOSSES	123,495	27,930	29,660	31,692	37,998	54,074	153,425
OTHER INCOME (EXPENSE):
Commission income, net	7,446	1,400	1,686	1,471	1,569	1,201	5,928
Reversal (provision) for losses on off-balance sheet credit risk	(10,603)	(5,127)	3,051	(3,212)	(3,683)	4,715	871
Derivatives and hedging activities	(7,988)	(199)	113	(89)	24	0	48
Impairment loss on securities	(953)	0	0	0	0	0	0
Gain on the sale of securities available for sale	22,211	0	0	332	2,589	0	2,922
Gain on early extinguishment of debt	789	0	6	0	0	0	6
Gain (loss) on foreign currency exchange	(382)	3	(1)	(205)	5	7	(194)
Other income (expense)	42	38	2	1	14	60	77

NET OTHER INCOME (EXPENSE)	10,562	(3,886)	4,858	(1,702)	518	5,984	9,658
TOTAL OPERATING EXPENSES	(22,561)	(7,812)	(4,689)	(5,727)	(4,792)	(6,145)	(21,352)

NET INCOME	$111,496	$16,233	$29,830	$24,263	$33,724	$53,913	$141,730

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$111,130	$16,233	$29,830	$24,263	$33,724	$53,913	$141,730
SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income after preferred stock dividend	$3.88	$0.41	$0.76	$0.62	$0.86	$1.39	$3.61
PERFORMANCE RATIOS
Return on average assets	4.24%	2.71%	4.71%	3.97%	5.82%	8.83%	5.82%
Return on average stockholders’ equity	23.91%	11.15%	20.20%	15.81%	21.18%	33.15%	22.75%
Net interest margin	1.87%	2.07%	1.69%	1.72%	1.74%	1.46%	1.65%
Net interest spread	1.23%	1.41%	1.11%	1.19%	1.02%	0.57%	0.98%
Total operating expenses to average assets	0.86%	1.31%	0.74%	0.94%	0.83%	1.01%	0.88%

EXHIBIT VIII

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ millions)

COUNTRY	(A) 31DEC03	(B) 30SEP04	(C) 31DEC04		(C) - (B)	(C) - (A)

ARGENTINA	$435	$327	$240		$(86)	$(195)
BRAZIL	1,154	1,123	1,180		58	26
CHILE	133	141	363		221	229
COLOMBIA	123	138	172		35	49
COSTA RICA	75	43	38		(5)	(37)
DOMINICAN REPUBLIC	37	28	27		(0)	(9)
ECUADOR	87	98	101		3	13
EL SALVADOR	31	62	71		9	41
GUATEMALA	36	21	40		19	4
HONDURAS	0	9	11		3	11
JAMAICA	25	20	26		6	1
MEXICO	247	311	380		69	133
NICARAGUA	14	9	5		(5)	(10)
PANAMA	44	90	99		10	56
PERU	106	88	85		(3)	(21)
TRINIDAD & TOBAGO	100	77	92		15	(8)
VENEZUELA	61	36	5		(31)	(56)
OTHER	139	37	8	(1)	(29)	(131)

TOTAL CREDIT PORTFOLIO (2)	$2,847	$2,658	$2,944		$286	$97
UNEARNED INCOME (3)	$(4)	$(1)	$(4)		$(3)	$0

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME	$2,843	$2,657	$2,940		$283	$98

(1)	Includes guarantees issued in the amount of US$8 million to a multilateral bank in Honduras.

(2)

Includes book value of loans, fair value of investment securities, securities purchased under agreements to resell, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit and reimbursement undertaking and guarantees covering commercial and country risks and credit commitments).

(3)	Represents unearned income on loans.